SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

FOIA CONFIDENTIAL TREATMENT

REQUESTED PURSUANT TO

17 C.F.R. § 200.83

BY SUMMIT MATERIALS, INC.

PN-001

July 31, 2015

VIA COURIER AND EDGAR

Re: Summit Materials, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 27, 2015

File No. 333-205561

Kamyar Daneshvar, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Daneshvar:

On behalf of Summit Materials, Inc. (“Summit”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“SEC”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of Summit’s Class A common stock, marked to show changes from the Registration Statement filed on July 27, 2015. Amendment No. 2 has been revised in response to the Staff’s comments and to reflect certain other changes.

Confidential Treatment Requested By
Summit Materials, Inc.
PN-002

SECURITIES AND EXCHANGE COMMISSION	2	July 31, 2015

In addition, we are providing the following responses to your comment letter, dated July 29, 2015, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Summit.

To facilitate the Staff’s review, we have attached as Annex A to this letter versions of the “Capitalization,” “Dilution” and “Unaudited Pro Forma Condensed Consolidated Financial Information” sections of the Registration Statement that have been completed using certain assumptions relating to offering size and price and the portion of offering proceeds that are used to purchase newly-issued and outstanding limited partnership units of Summit Materials Holdings L.P. (“Summit Holdings”) as described the Registration Statement. The information in Annex A is based on an assumed public offering price per share of Class A common stock of $25.45 (the last reported price of Summit’s Class A common stock on the New York Stock Exchange (“NYSE”) on July 29, 2015), an offering size of 17,500,000 shares of Class A common stock and the application of offering proceeds to purchase 3,750,000 newly-issued and 13,750,000 outstanding limited partnership units of Summit Holdings. The assumed public offering price will be updated in an amendment to the Registration Statement to be filed by Summit immediately prior to launching the offering to reflect the last closing price of Summit’s Class A common stock on the NYSE for the immediately preceding business day. In addition, certain other information may require updates if the offering size and use of proceeds assumptions described above change prior to the filing of such amendment.

Confidential Treatment Requested By
Summit Materials, Inc.
PN-003

SECURITIES AND EXCHANGE COMMISSION	3	July 31, 2015

We have also attached as Annex B to this letter the form of legal opinion that Summit anticipates filing with the pre-effective amendment to the Registration Statement filed immediately prior to launch in which the number of shares of Class A common stock to be offered will be specified.

For reasons of the business confidentiality of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. §200.83. Summit has sent a copy of the confidential treatment request to the Office of Freedom of Information and Privacy Act Operations. Accordingly, certain portions of this letter as submitted via EDGAR have been omitted and submitted separately to the SEC, and such omitted information has been replaced in this letter as submitted via EDGAR with a placeholder identified by the mark “[*].” For the Staff’s reference, the omitted portions for which Summit is requesting confidential treatment are bracketed and underlined in the paper submission for ease of identification.

Summary Historical Consolidated Financial and Other Data, page 20

1.	It appears that you intend to present pro forma information for each of the three categories of the cash flow statement for fiscal year 2014 and the subsequent interim period. Please tell us the purpose for including these measures. Please also tell us the basis in the SEC rules and regulations for providing these measures.

Summit respectfully notes that it did not intend to present pro forma cash flow information and has revised page 21 to remove the dollar signs that suggested such information would be included in a subsequent amendment to the Registration Statement.

Confidential Treatment Requested By
Summit Materials, Inc.
PN-004

SECURITIES AND EXCHANGE COMMISSION	4	July 31, 2015

2.	We note your presentation of Lafarge Target Business EBITDA and Lafarge Target Business Adjusted EBITDA. Please address each of the following:

•	Help us understand why it is appropriate to present an operating performance measure that excludes corporate overhead expenses and other overhead costs.

•	Help us understand why it is appropriate to add EBTIDA related to sales of the third-party cement through the Davenport Terminals pursuant to a master supply agreement that you have concluded in response to comment 14 in our letter dated July 23, 2015, is “not part of the business [you] acquired.”

•	Provide us with a comprehensive explanation of how you calculated the supply agreements adjustment to Lafarge Target Business EBITDA, as you note in your response to comment 7 in our letter dated July 23, 2015, Lafarge provided you with “historical sales volume and cost information…with respect to historical sales made under the Lafarge Supply Agreement that involved the Davenport Terminals in historical periods.”

•	If you are presenting these measures for purposes of financial covenant compliance with your debt agreements, the presentation is to comply with the guidance in Question 102.09 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations and should be presented within MD&A as part of your discussion and analysis of your compliance with your debt financial covenants rather than in this section of your Form S-1.

Summit has revised pages 13, 22 and 23 to remove references to Lafarge Target Business EBITDA and Adjusted EBITDA and, in accordance with Question 102.09 of the Staff’s Non-GAAP Financial Measure Compliance & Disclosure Interpretations, has retained the relevant information only within the MD&A as part of its discussion and analysis of its compliance with debt financial covenants.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 55

3.

Please expand the disclosure you included in sub-footnote (1) to footnote (e) provided in response to the 3rd bullet to comment 2 in our letter dated July 23, 2015, to disclose the major classes of assets acquired (i.e., the classes of property,

Confidential Treatment Requested By
Summit Materials, Inc.
PN-005

SECURITIES AND EXCHANGE COMMISSION	5	July 31, 2015

plant and equipment and identifiable intangible assets). If you continue to lack the appropriate information to provide the provisional amounts for each of these major classes of assets acquired, please disclose this fact and provide a more comprehensive discussion of the specific information that you require to estimate the provisional amounts and then the final amounts within the one year measurement period. Please refer to ASC 805-10-25-13 through 25-18 for guidance.

Summit has revised page 57 to disclose the major classes of assets acquired and that it continues to lack the appropriate information to provide the provisional amounts for each of the major classes of assets acquired.

The assets acquired in the Davenport Acquisition were primarily composed of inventory, a cement plant, real property, buildings, terminals, mobile equipment, including barges, and aggregate reserves. These amounts are recorded at fair value as of the date of acquisition. To determine the fair value of these assets, Summit is in the process of performing the procedures noted below, which is not meant to be an exhaustive list of procedures and reviews conducted in determining the fair value of assets acquired, but is meant to provide the key steps.

•	Property, plant and equipment: Summit engages third party appraisers to assess the fair value of the cement plant, real property, buildings, terminals and mobile equipment such as barges. The appraisal firms began the work on July 17, 2015. Summit expects them to complete their site visits in early August 2015 and provide a draft valuation report by the end of August 2015, which is expected to be finalized in September 2015.

•	Aggregate reserves: Summit engaged a third party engineering firm to perform an aggregate reserves audit through which such firm estimated the quantity of proven and probable reserves that Summit acquired. Summit has engaged third party geologists to value such reserves. This process is also expected to be completed by September 2015.

•

Inventory: Either (i) Summit and Lafarge North America Inc. (“Lafarge”), on a joint basis or (ii) a third party have conducted inventory counts at each location, including the cement plant, storage facilities, terminals and associated barges. These inventory counts have already occurred and Summit and Lafarge are reconciling any differences in the counts, the

Confidential Treatment Requested By
Summit Materials, Inc.
PN-006

SECURITIES AND EXCHANGE COMMISSION	6	July 31, 2015

result of which will be used as the basis of inventory acquired. The inventory will be valued based on its state in the production process and location. For example, inventory that is further from the cement plant has higher transport costs and, typically, higher selling prices. These factors, along with the remaining costs to sell and a profit margin thereon, among other factors, will be used to determine a fair value of the inventory at each location. It is expected that this process will be substantially completed by September 2015.

Although this is not an exhaustive list of the assets acquired or liabilities assumed in the Davenport Acquisition, the above items are expected to compose the majority of the value of assets acquired.

In addition, Summit will complete an analysis to determine if any intangible assets were acquired with the Davenport Acquisition. To date, Summit has not identified any such intangible assets, but has considered the following:

•	Trade name: The assets acquired represented a component of the Lafarge business. The Lafarge trade name was not included in the acquired assets; accordingly, Summit did not acquire a trade name to which value could be assigned.

•	Customer lists: The cement industry is generally a commodity business. Summit has contacted former customers of Lafarge and believes that the basis on which they will continue to purchase cement sold through the Davenport assets will be determined by Summit’s selling prices compared to market prices. Accordingly, Summit has not assigned a provisional value to the customer list.

•

Contract-based intangible assets: Summit is in the process of reviewing contracts that it entered into as a result of the Davenport Acquisition, including lease agreements, a cement supply agreement and employment agreements, among others. The contracts reviewed thus far are deemed to be at market rates and have not resulted in the identification of any intangible assets. Regarding the supply agreement referred to below in response to the Staff’s comment 10, Summit has discussed similar agreements with other cement manufacturers at comparable terms indicating that the contract entered into with Lafarge is at a market rate.

Confidential Treatment Requested By
Summit Materials, Inc.
PN-007

SECURITIES AND EXCHANGE COMMISSION	7	July 31, 2015

Since the valuation of the primary assets that compose the purchase price has not been completed, Summit respectfully asserts that it is not practicable to provide provisional amounts in the Registration Statement. Summit expects to include such provisional amounts in its Form 10-Q for the quarter ending September 26, 2015 and expects amounts to be finalized prior to the one year anniversary of the acquisition.

4.	Please expand footnote (j) to clarify what the adjustment to accounts payable represents and how it was calculated.

Summit respectfully advises the staff that footnote (j) applies to accrued expenses, and it has revised page 58 to clarify what the adjustment to accrued expenses represents and how it was calculated.

5.	We note your response to comment 9 in our letter dated July 23, 2015, in which we note your statement that you intend to pay the deferred Davenport Acquisition purchase price with a portion of the net proceeds of the offering of shares of your Class A common stock. However, we do not note a placeholder footnote to adjust this line item under the Pro Forma Adjustments For This Offering column. Please advise.

Summit has revised pages 56 and 59 to add a placeholder for the payment of the deferred Davenport Acquisition purchase price with a portion of the net proceeds of the offering of shares of its Class A common stock.

6.	We note your response to comment 6 in our letter dated July 23, 2015. Please tell us the amount of revenues and corresponding costs recognized for the Bettendorf terminal in your consolidated statements of operations for fiscal year 2014 and the first quarter of fiscal year 2015. If the amounts are material to your consolidated revenue and cost of revenue, please include a footnote disclosure of the amounts recognized in your historical financial statements for both periods presented with disclosure that the cement sold through the Bettendorf terminal historically are being sold through your other distribution terminals subsequent to the business combination transaction.

Cement sold through the Bettendorf terminal was manufactured at Summit’s cement plant in Hannibal, Missouri and represented approximately 2% and 1% of Summit’s consolidated revenue and cost of revenue, respectively, in the year ended December 27, 2014. Summit expects to continue to manufacture the quantity of cement historically sold through the Bettendorf terminal at its

Confidential Treatment Requested By
Summit Materials, Inc.
PN-008

SECURITIES AND EXCHANGE COMMISSION	8	July 31, 2015

Hannibal, Missouri cement plant and sell such cement through its expanded post-acquisition distribution channel of eight terminals along the Mississippi River. However, Summit does estimate that a portion of the profit historically generated by cement sales through the Bettendorf terminal will be lost due to higher transport costs, as Summit expects to sell such cement through its terminals farther away from the Hannibal, Missouri cement plant. The effect of this reduction to operating income is estimated to be less than 1% of Summit’s consolidated 2014 operating income. Summit believes that the total revenue and costs historically generated through the Bettendorf terminal, most of which is expected to be retained by Summit, are immaterial, and that the effect of the lost profit, which is estimated to be less than 1% of Summit’s consolidated operating income, will be immaterial. Summit also believes that the revenue and costs associated with Bettendorf for the three months ended March 28, 2015, which represented approximately 3% of Summit’s consolidated revenue and approximately 1% of Summit’s cost of revenue for the period, are immaterial.

7.	Please further expand the disclosures provided in response to comment 7 in our letter dated July 23, 2015 to clarify:

•	The historical sales volume used to estimate the revenue adjustment is the actual sales volume sold by Lafarge related to its master supply agreement during fiscal year 2014 and the first quarter of fiscal year 2015.

•	How you estimated the sales price applied to Lafarge’s historical sales volume.

•	How the assumed inflation rate of 2.3% is factored into the revenue and cost pro forma adjustment.

•	The freight costs included in the cost of revenue pro forma adjustment is not Lafarge’ historical freight costs. Rather, the freight costs is a third party quoted rate you obtained and applied to the sales volume of cement.

•	Explain why you used estimated sales prices and other assumed amounts in lieu of actual historical information and why you believe the estimates are appropriate under Rule 11-02(b)(6).

Although Summit believes the information previously presented, notwithstanding the need for certain assumptions based on the best information available to it, was factually supportable, in response to the Staff’s comment, the disclosures on pages 60 and 63 of the Unaudited Pro Forma Condensed Financial Information have been revised to remove pro forma adjustments related to the supply agreement and in lieu thereof has included certain narrative disclosures on pages 54 and 55.

Confidential Treatment Requested By
Summit Materials, Inc.
PN-009

SECURITIES AND EXCHANGE COMMISSION	9	July 31, 2015

8.	Please expand footnote (d) to both pro forma statements of operations to provide investors with sufficient information to recalculate the portion of the historical interest expense eliminated.

Summit has revised footnote (c) (previously footnote (d)) on pages 61 and 64 to provide additional information, in order to allow investors to recalculate the portion of the historical interest expense eliminated.

9.	Please further expand your disclosures for footnote (g) to explain how you calculated the amount the ownership interest in Summit Holdings by the noncontrolling interest holders was applied to in calculating the $27.4 million adjustment to the interim statement and the $9.8 million adjustment to the annual statement.

Summit has revised footnote (f) (previously footnote (g)) on pages 62 and 65 to explain how it calculated the amount of the ownership interest in Summit Holdings by the noncontrolling interest holders, which was applied in calculating the $23.8 million adjustment to the interim statement (previously $27.4 million), and the $11.0 million adjustment to the annual statement (previously $9.8 million).

Index to Financial Statements, page F-1

10.	We note your response to comment 14 in our letter dated July 23, 2015, in which you concluded that the Lafarge Supply Agreement was appropriately excluded from the combined financial statements for the Davenport Acquisition, as the agreement is not part of the business Summit acquired. It is unclear how you arrived at this conclusion given that you have included an adjustment to include the revenues related to the Lafarge Supply Agreement in the pro forma condensed consolidated statement of operations. As noted by Article 11-01(d) of Regulation S-X, an acquired business’ operations reflect the nature of the revenue-producing activity of the target business before and after the business combination transaction such that there is sufficient continuity of the acquired entity’s operations prior to and after the transactions that provide investors with a material understanding of future operations. Therefore, we request that you provide us with a more comprehensive analysis as to why the historical portion of the Lafarge Supply Agreement sold through the seven Davenport Distribution Terminals is appropriately excluded from the financial statements required by Article 3-05 of Regulation S-X, or provide financial statements that include these operations.

Confidential Treatment Requested By
Summit Materials, Inc.
PN-0010

SECURITIES AND EXCHANGE COMMISSION	10	July 31, 2015

As described in detail below under “Continuity Analysis Regarding the Lafarge Supply Agreement,” Summit respectfully advises the Staff that, in accordance with Article 11-01(d) of Regulation S-X, it evaluated the facts and circumstances involved and does not believe there is sufficient continuity between (i) the operations of the Lafarge Target Business relating to the master supply agreement (the “Lafarge Supply Agreement”) between Lafarge North America Inc. (“Lafarge”) and a third party and (ii) the Lafarge Target Business’ future operations under Summit ownership to make activity under the Lafarge Supply Agreement relevant to an understanding of the future operations of the Lafarge Target Business individually or of Summit as a whole.

Materiality Analysis of the Lafarge Supply Agreement

However, even if there were sufficient continuity to merit inclusion of the Lafarge Supply Agreement, Summit does not believe it is material to the audited and interim financial statements for the Lafarge Target Business (“target financial statements”), considering, among other things, that for the year ended December 31, 2014 and the three months ended March 31, 2015 Summit estimates, based on historical revenue and cost information made available to it by Lafarge, that although the Lafarge Supply Agreement would have accounted for approximately [*]% and [*]%, respectively, of net sales, it would have accounted for only [*]% and [*]%, respectively, of net income (loss) of the Lafarge Target Business, as depicted below:

	Year ended December 31, 2014
	Lafarge Target Business’ Audited Financial Statements	Adjustment for Supply Agreement	Supply Agreement Adjustment as % of Audited Financial Statements
(in thousands)
Net sales	$113,680	[*]	[*]
Income from operations before income taxes (1)	23,097	[*]	[*]
Net income (2)	15,299	[*]	[*]

Confidential Treatment Requested By
Summit Materials, Inc.
PN-0011

SECURITIES AND EXCHANGE COMMISSION	11	July 31, 2015

	Three months ended March 31, 2015
	Lafarge Target Business’ Unaudited Financial Statements	Adjustment for Supply Agreement	Supply Agreement Adjustment as % of Unaudited Financial Statements
(in thousands)
Net sales	$11,301	[*]	[*]
Income from operations before income taxes (1)	(1,003)	[*]	[*]
Net income (2)	(586)	[*]	[*]

(1)	The direct costs associated with the Lafarge Supply Agreement were $[*] and $[*] in the year ended December 31, 2014 and the three months ended March 31, 2015, respectively. Also, included in the audited combined financial statements of the Lafarge Target Business are certain costs allocated from Lafarge. These costs, as described in Notes 2 and 10 of the audited combined financial statements of the Lafarge Target Business that are included in the Registration Statement, were derived from multiple levels of the organization including geographic business unit expenses, product line expenses, shared corporate expenses and fees from Lafarge S.A., the parent company of Lafarge. The costs primarily related to corporate administrative expenses, reorganization costs, employee related costs including pensions and other benefits for corporate and shared employees, and rental and usage fees for shared assets for the following functional groups: information technology, accounting and finance services, marketing and contract support, customer support, treasury, facility and other corporate and infrastructure services. These costs were allocated to the Lafarge Target Business using the most meaningful respective allocation methodologies. The proportionate tonnage sold by the Lafarge Target Business compared to Lafarge’s U.S. cement division was used in most instances. Had the cement revenue and volumes from the Lafarge Supply Agreement been included in the Lafarge Target Business’ financial statements, the allocated costs would have increased by approximately $[*] and $[*] in the year ended December 31, 2014 and the three months ended March 31, 2015, respectively.

(2)	The effective tax rate for the Lafarge Target Business in the year ended December 31, 2014 and the three months ended March 31, 2015 was [*]% and [*]%, respectively. This tax rate was applied to income from operations before income taxes in the respective periods resulting in a tax provision of approximately $[*] and $[*], respectively.

From a quantitative perspective, the Lafarge Supply Agreement represented only [*]% and [*]% of both income from operations before income taxes and net income in the year ended December 31, 2014 and the three months ended March 31, 2015, respectively. Summit considered the following additional factors in assessing the materiality of the Lafarge Supply Agreement to the Lafarge Target Business:

Confidential Treatment Requested By
Summit Materials, Inc.
PN-0012

SECURITIES AND EXCHANGE COMMISSION	12	July 31, 2015

•	Summit does not believe it is probable that the judgment of a reasonable person relying upon the target financial statements will be changed or influenced by the exclusion of the Lafarge Supply Agreement. The financial statements are being included in a registration statement for the sale of equity in Summit. The inclusion of the Lafarge Supply Agreement would have the effect of inflating both revenue and income. Based on Summit management’s interactions with investors and analysts, management believes that investor and analysts valuations and investment decisions are primarily based on earnings metrics. As noted above, the Lafarge Supply agreement is quantitatively immaterial to the earnings reported in the target financial statements. Further, Summit does not believe that investors in Summit are making decisions based on the target financial statements on a stand-alone basis, but rather on the combined business of Summit and the Lafarge Target Business. The Lafarge Supply Agreement represents only [*]% of revenue of the Lafarge Target Business and less than 1% of operating income of the combined results of Summit and the Lafarge Target Business.

•	The net sales associated with the Lafarge Supply Agreement accounted for approximately [*]% and [*]% of net sales in the year ended December 31, 2014 and the three months ended March 31, 2015, respectively. The net sales generated from the Lafarge Supply Agreement and the sales generated from production should be characterized differently, in particular:

•	The net sales associated with the Lafarge Supply Agreement are essentially a pass through and the actual dollar amount and proportional share can fluctuate significantly, as evidenced by the percentages noted above. These fluctuations are caused by movements in market demand at any given time and seasonality which is particularly relevant in Davenport’s northern markets. The essence of the agreement is to temporarily correct an imbalance in the market where the supplier has a surplus of capacity and the buyer has a deficit, but this deficit does not merit the investment in additional capacity.

•

By contrast, sales generated from cement plant production are the result of a very significant investment, which Summit estimates to be $343.8 million for a new cement plant with 1.25 million short tons of capacity. This cost estimate does not include costs of property, securing the raw materials needed to produce cement or the required distribution network. If the net sales from the Lafarge Supply

Confidential Treatment Requested By
Summit Materials, Inc.
PN-0013

SECURITIES AND EXCHANGE COMMISSION	13	July 31, 2015

Agreement were lost, the investment associated with the cement plant and terminals would not be at risk. However, if the net sales generated from production at the cement plant were to materially decrease, there could be a material impact to the financial position, results of operations and liquidity of the business.

Accordingly, the materiality of the Lafarge Supply Agreement is less than its proportional net sales.

•	The exclusion of the Lafarge Supply Agreement in the target financial statements does not mask a change in earnings or other trends. In the periods presented, net income would not become a loss and the net loss would not become income.

•	There are no external expectations with regard to the earnings of the Lafarge Target Business.

•	The target financial statements are not used to demonstrate compliance with regulatory requirements or other contractual requirements. The financial statements were prepared solely as a result of Summit’s acquisition of the Lafarge Target Business and are not used for other purposes by Lafarge or Summit.

•	Compensation for Lafarge and Summit employees are not affected by the information provided in the target financial statements.

•	The exclusion of the Lafarge Supply Agreement from the target financial statements was not a result of self-dealing or misappropriation by senior management or concealment of an unlawful transaction.

In light of its immaterial contribution to profit and the absence of any qualitative factors that indicate the Lafarge Supply Agreement was material to the Lafarge Target Business, Summit respectfully submits that it does not believe the inclusion of the Lafarge Supply Agreement is necessary to provide investors with an understanding of future operations of the Lafarge Target Business or of Summit and is deemed immaterial. Moreover, management believes that the inclusion of the Lafarge Supply Agreement in the target financial statements could result in distorting the historical results of the acquired assets because it would overstate results.

Confidential Treatment Requested By
Summit Materials, Inc.
PN-0014

SECURITIES AND EXCHANGE COMMISSION	14	July 31, 2015

Continuity Analysis Regarding the Lafarge Supply Agreement

Summit does not believe there is sufficient continuity between the operations of the Lafarge Target Business relating to Lafarge Supply Agreement and its future operations under Summit ownership to make the Lafarge Supply Agreement relevant to an understanding of the future operations of the Lafarge Target Business individually or of Summit as a whole. First, the terms of the Lafarge Supply Agreement and the new supply agreement entered into between Summit and Lafarge upon consummation of the Davenport Acquisition (the “Davenport Supply Agreement”) differ materially, in particular:

•	The Lafarge Supply Agreement is a [*] agreement with a term that continues through [*], whereas the Davenport Supply Agreement is a short-term transitional agreement scheduled to expire on March 31, 2016 with no provision to extend or renew. Among the seven cement distribution terminals Summit acquired in the Davenport Acquisition, it intends to use the Davenport Supply Agreement for transitional cement supplies for only two to three of the terminals, which are all in the southern market, pending arrangement of other longer-term cement supply sources in early 2016. In fact, Summit has already obtained several quotes for cement supply from other potential sellers of cement from whom it may purchase in lieu of or in addition to making purchases under the Davenport Supply Agreement.

•	[*]. By contrast, the Davenport Supply Agreement provides Summit with an option to purchase cement, but does not require Summit to make any such purchases and does not grant Summit the right to sell cement to Lafarge or any other party.

•	[*]. [*].

Finally, in addition to the differences between the Lafarge Supply Agreement and the Davenport Supply Agreement, based on information obtained by Summit during its due diligence, during the year ended December 31, 2014, only three of the seven terminals was supplied using cement acquired under the Lafarge Supply Agreement.

*    *    *    *    *

Confidential Treatment Requested By
Summit Materials, Inc.
PN-0015

SECURITIES AND EXCHANGE COMMISSION	15	July 31, 2015

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or Edward P. Tolley III at 212-455-3189 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

    Pamela Long

    Tracey Houser

    Al Pavot

Summit Materials, Inc.

    Thomas W. Hill

    Brian J. Harris

    Anne Lee Benedict

Simpson Thacher & Bartlett LLP

    Edward P. Tolley III

Davis Polk & Wardwell LLP

    Michael P. Kaplan

    Sophia Hudson

Annex A

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization as of March 28, 2015 on a historical basis and on a pro forma basis giving effect to this offering and the other transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Cash is not a component of our total capitalization. You should read this table together with the information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	March 28, 2015
(in thousands, except shares and per share data)	Historical	Pro Forma
Cash(1)(4)	$314,980	$5,000

Debt:
Senior secured credit facilities(2)	$414,615	$656,345
Capital leases and other	35,592	35,592
10 1⁄2% senior notes due 2020(3)	625,000	153,800
6.125% senior notes due 2023	—	350,000

Total debt	$1,075,207	$1,195,737

Equity:
Class A common stock, par value $0.01 per share; 1,000,000,000 shares authorized, 26,584,738 and 44,084,738 shares issued and outstanding, historical and pro forma, respectively	266	441
Class B common stock, par value $0.01 per share; 250,000,000 shares authorized, 69,007,297 shares issued and outstanding historical and pro forma	690	690
Additional paid-in capital(4)	456,406	909,446
Accumulated other comprehensive loss	(1,050)	(1,050)
Accumulated deficit	(10,151)	(68,493)

Total stockholders’ equity(4)	446,161	841,034
Noncontrolling interests	182,110	(154,705)

Total equity(4)	628,271	686,329

Total capitalization(4)	$1,703,478	$1,882,066

(1)	Pro forma cash may increase or decrease depending on, among other things, actual fees and expenses incurred during the Transactions.
(2)	The senior secured credit facilities provide senior secured financing in an amount of $657.0 million, consisting of a $235.0 million revolving credit facility, with a maturity date of March 11, 2020, and a $422.0 million term loan facility, with a maturity date of January 30, 2019. The pro forma amount reflects the New Term Loan Facility of $650.0 million and $6.3 million in borrowings on the revolving credit facility as of March 28, 2015. See “Description of Certain Indebtedness—Senior Secured Credit Facilities” and “—New Term Loan Facility.” Amount shown represents the principal amount of loans without giving effect to original issue discount.
(3)	Represents the aggregate principal amount of senior notes, without giving effect to (a) original issuance discounts or premium to par or commissions to the initial purchasers or (b) accrued interest from the January 31, 2015 interest payment date through March 28, 2015. The pro forma amount reflects the redemption of $183.0 million in aggregate principal amount of the 2020 notes with a portion of the net proceeds from the offering of the 2023 notes that closed in July 2015.

(4)	If the underwriters’ option to purchase additional shares is exercised in full, the pro forma amount of each of cash, additional paid-in capital, total stockholders’ equity, total equity and total capitalization would increase by approximately $64.3 million, after deducting underwriting discounts, and we would have 46,709,738 shares of our Class A common stock issued and outstanding, pro forma.

DILUTION

If you invest in shares of our Class A common stock, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to our pre-IPO owners.

As of March 28, 2015, we had a historical net tangible value of $195.8 million, or $2.05 per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of Class A common stock represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Transactions and assuming that all of the holders of LP Units in Summit Holdings (other than Summit Materials, Inc.) exchanged their LP Units for newly-issued shares of Class A common stock on a one-for-one basis.

After giving effect to the sale of 17,500,000 shares of Class A common stock in this offering and the other transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information” and assuming that all of the pre-IPO owners exchanged their LP Units for newly-issued shares of Class A common stock on a one-for-one basis, our pro forma net tangible book value as of March 28, 2015, would have been $106.0 million, or $1.07 per share of Class A common stock. This represents an immediate decrease in net tangible book value of $0.98 per share of Class A common stock to our pre-IPO owners and an immediate dilution in net tangible book value of $24.38 per share of Class A common stock to investors in this offering.

The following table illustrates this dilution on a per share of Class A common stock basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Public offering price per share of Class A common stock		$25.45
Net tangible book value per share of Class A common stock as of March 28, 2015	$2.05
Decrease in net tangible book value per share of Class A common stock attributable to the Transactions other than this offering	$(2.16)

Pro forma net tangible book deficit per share of Class A common stock as of March 28, 2015 after giving effect to the Transactions other than this offering		$(0.11)
Increase in pro forma net tangible book value per share of Class A common stock as of March 28, 2015 after giving effect to the Transactions	$1.18

Pro forma net tangible book value per share of Class A common stock as of March 28, 2015 after giving effect to the Transactions and the use of net proceeds from this offering		$1.18

Dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering		$24.38

To the extent that outstanding stock options, warrants or other equity awards are exercised or become vested or any additional options, warrants or other equity awards are granted and exercised or become vested or other issuances of shares of our Class A common stock are made, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information has been derived by applying pro forma adjustments to our and the Lafarge Target Business’ historical financial statements included elsewhere in this prospectus.

The pro forma adjustments are based on currently available information, accounting judgments and assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated balance sheet and statements of operations are presented for illustrative purposes only and do not purport to represent our balance sheet or results of operations that would actually have occurred had the transactions referred to below been consummated on March 28, 2015 for the unaudited pro forma condensed consolidated balance sheet and on December 29, 2013 for the unaudited pro forma condensed consolidated statements of operations, or to project our financial position or results of operations for any future date or period. The adjustments are described in the notes to the unaudited pro forma condensed consolidated financial information.

The Lafarge Target Business’ predecessor results included in the pro forma statements are presented based on their fiscal year, which is based on calendar period ends. Summit Materials’ fiscal year is based on a 52-53 week year. The resulting difference is not considered material to the pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated balance sheet as of March 28, 2015 and the unaudited pro forma condensed consolidated statements of operations for the year ended December 27, 2014 and the three months ended March 28, 2015 are presented on a pro forma adjusted basis to give effect to the following items:

•	the completion of our IPO on March 17, 2015 (as relates to the unaudited pro forma condensed consolidated statements of operations for the year ended December 27, 2014 and the three months ended March 28, 2015);

•	the redemption of $288.2 million in aggregate principal amount of 2020 notes that occurred in April 2015;

•	the offering and sale of the 2023 notes;

•	the closing of and borrowings under our New Term Loan Facility and our existing revolving credit facility;

•	the closing of the Davenport Acquisition and the payment of the Deferred Purchase Obligation;

•	the repayment of certain indebtedness, including the redemption of $183.0 million in aggregate principal amount of 2020 notes that is expected to occur in August 2015;

•	the sale of shares of Class A common stock by us in this offering at a price per share of $25.45 (the last reported sale price of our Class A common stock on the NYSE on July 29, 2015), after deducting the underwriting discounts and commissions payable by us in connection with this offering;

•	the application of approximately $336.8 million in net proceeds from this offering, based on the offering price of $25.45 (the last reported sale price of our Class A common stock on the NYSE on July 29, 2015), to purchase 13,750,000 outstanding LP Units from certain holders;

•	the recording of a deferred tax asset as a result of the increase in tax basis that is expected to result from the purchase by us of an aggregate of 13,750,000 outstanding LP Units from certain holders and the liability that is expected to be incurred as a result under the tax receivable agreement that requires us to pay 85%, plus contractual interest, of such benefits to the holders of outstanding LP Units being sold; and

•	payment of actual and estimated premiums, fees and expenses in connection with the foregoing.

Summit Materials entered into a supply agreement with Lafarge concurrent with the closing of the Davenport Acquisition. The supply agreement provides us with the option to purchase up to a certain quantity of cement from Lafarge at an agreed-upon price. There is no minimum purchase requirement in the supply agreement, which may be extended to, but end no later than, March 31, 2016. Due to the number of estimates required to determine the effect of the supply agreement on our results of operations, the estimated $4.7 million and $30.2 million of revenue and $4.0 million and $25.4 million of cost of revenue in the three months ended March 28, 2015 and the year ended December 27, 2014, respectively, are not included in the pro forma condensed consolidated financial information below.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements for Summit Materials and the Lafarge Target Business included elsewhere in this prospectus.

Summit Materials, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 28, 2015

(Amounts in thousands, except share and per share amounts)

	Summit Materials, Inc.	April 2015 Partial 2020 Notes Redemption		Davenport Predecessor Results	Pro Forma Davenport Adjustments		Offering and Sale of the 2023 Notes and New Term Loan Facility Refinancing		Pro Forma Adjustments For This Offering		Pro Forma Total
Assets
Current assets:
Cash	$314,980	$(309,980	)(a)	$—	$(370,000	)(d)	$370,000	(h)	$—	(m)	$5,000
Accounts receivable, net	109,941	—		7,707	—		—		—		117,648
Costs and estimated earnings in excess of billings	11,836	—		—	—		—		—		11,836
Inventories	133,307	—		24,270	—		—		—		157,577
Other current assets	17,476	—		1,247	—		—		—		18,723

Total current assets	587,540	(309,980)		33,224	(370,000)		370,000				310,784
Property, plant and equipment, less accumulated depreciation, depletion and amortization	948,129	—		81,268	217,949	(e)	—		—		1,247,346
Goodwill	415,582	—		114,600	33,263	(e)	—		—		563,445
Intangible assets, less accumulated amortization	16,891	—		—	—		—		—		16,891
Deferred tax assets	—	—		—	—		—		179,172	(n)	179,172
Other assets	50,112	(5,267	)(b)	—	—		11,868	(i)	—		56,713

Total assets	$2,018,254	$(315,247)		$229,092	$(118,788)		$381,868		$179,172		$2,374,350

Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$5,275	$21,582	(a)		5,581	(f)	$19,397	(j)	$(11,859	)(o)	39,976
Current portion of acquisition-related liabilities	24,851	—		—	80,000	(g)	—		(80,000	)(p)	24,851
Accounts payable	70,840	—		3,341	—		—				74,181
Accrued expenses	81,612	(5,147	)(a)	3,194	—		(9,290	)(j)	1,130	(q)	71,499
Billings in excess of costs and estimated earnings	8,309	—		—	—		—		—		8,309

Total current liabilities	190,887	16,435		6,535	85,581		10,107		(90,729)		218,816
Long-term debt	1,057,418	(299,832	)(c)	—	—		392,672	(k)	—		1,150,258
Payable to related parties pursuant to tax receivable agreements	—	—		—	—		—		153,500	(n)	153,500
Acquisition-related liabilities	44,245	—		—	—		—		—		44,245
Other noncurrent liabilities	97,433	—		23,769	—		—		—		121,202

Total liabilities	1,389,983	(283,397)		30,304	85,581		402,778		62,771		1,688,021

Stockholders’ equity/partners’ interest:
Class A common stock, par value $0.01 per share	266	—		—	—		—		175	(r)	441
Class B common stock, par value $0.01 per share	690	—		—	—		—		—		690
Additional paid-in capital	456,406	—		198,788	(198,788	)(e)	—		453,040	(n),(q),(r)	909,446
Accumulated deficit	(10,151)	(31,851	)(b)	—	(5,581	)(f)	(20,910	)(l)	—		(68.493)
Accumulated other comprehensive loss	(1,050)	—		—	—		—		—		(1,050)

Stockholders’ equity/partners’ interest;	446,161	(31,851)		198,788	(204,369)		(20,910)		453,215		841,034
Noncontrolling interest	182,110	—							(336,815	)(r)	(154,705)

Total stockholders’ equity/partners’ interest	628,271	(31,851)		198,788	(204,369)		(20,910)		116,400		686,329

Total liabilities and stockholders’ equity/partners’ interest	$2,018,254	$(315,247)		$229,092	$(118,788)		$381,868		$179,172		$2,374,350

See accompanying notes to unaudited pro forma condensed consolidated balance sheet.

(a)	Represents the adjustments to cash, current portion of debt and accrued expenses from the April 2015 redemption of $288.2 million aggregate principal amount of 2020 notes. The $310.0 million reduction to cash was composed of the following:

($ in millions)
April 2015 redemption of aggregate principal amount of the 2020 notes	$(288.2)
Interest payments related to the April 2020 notes redemption	(5.1)
Prepayment fee on the April 2015 2020 notes redemption	(38.2)
Borrowing under senior secured revolving credit facility	21.6

Total	$(310.0)

(b)	Represents a $5.3 million adjustment to other assets related to a write off of deferred financing fees associated with the April 2015 2020 notes redemption and the following adjustments to accumulated deficit:

($ in millions)
Write off of the deferred financing fees related to the April 2015 2020 notes redemption	$(5.3)
Write-off of the net premium related to the April 2015 2020 notes redemption	11.6
Prepayment fee on the April 2015 2020 notes redemption (see tickmark (a))	(38.2)

$(31.9)

(c)	Represents the following adjustments to long-term debt as a result of the April 2015 redemption of $288.2 million aggregate principal amount of 2020 notes:

($ in millions)
April 2015 redemption of aggregate principal amount of the 2020 notes	$(288.2)
Write-off of the net premium related to the April 2015 2020 notes redemption (see tickmark (b))	(11.6)

$(299.8)

(d)	Represents cash paid upon closing of the Davenport Acquisition.
(e)	Represents management’s estimated purchase accounting adjustments to fixed assets, goodwill and equity resulting from the Davenport Acquisition. The assets acquired in the Davenport Acquisition were primarily composed of inventory, a cement plant, real property, buildings, terminals, mobile equipment, including barges, and aggregate reserves. We have not currently identified any intangible assets, but will continue to analyze the assets acquired and liabilities assumed in the coming months. Due to the recent nature of the acquisition, the provisional assessment of fair value of these assets has not been completed. We, and the firms we have engaged, are in the process of performing asset appraisals, assessing geological audits of the aggregate reserves and finalizing inventory counts and valuations. We expect to include such provisional amounts in the Form 10-Q for the quarter ending September 26, 2015 and expect amounts to be finalized prior to the one year anniversary of the acquisition. The following reflects what will be transferred in connection with the Davenport Acquisition:

($ in millions)
Cash paid upon closing of the Davenport Acquisition	$370.0
Deferred Purchase Obligation payable no later than December 31, 2015	80.0
Transfer of the Bettendorf Terminal(1)	1.8

$451.8

(1)

The adjustment to property, plant and equipment and goodwill includes an estimated $1.8 million adjustment for the transfer of the Bettendorf Terminal as part of the Davenport Purchase Agreement. As asset appraisals are not completed due to the recent timing of the Davenport Acquisition, this is management’s best estimate which is based on the Bettendorf Terminal’s net book value. The fair value of the major class of assets acquired and liabilities assumed and the estimated useful lives of the major classes of property, plant and equipment and indefinite-lived intangible assets acquired are not available currently as we are currently in the process of obtaining appraisals of the fixed assets.

(f)	Represents an adjustment for the transaction costs not yet recognized as of March 28, 2015 in connection with the Davenport Acquisition, principally third party accounting, legal, valuation, and financial advisory fees.
(g)	Represents the $80.0 million Deferred Purchase Obligation payable no later than December 31, 2015, subject to certain adjustments as set forth in the Davenport Purchase Agreement.
(h)	Represents the following adjustments to cash:

($ in millions)
Proceeds from the New Term Loan Facility (net of $3.3 million discount)	$646.7
Proceeds from the offering of the 2023 notes	350.0
Expected redemption of the 2020 notes in August 2015	(183.0)
Expected redemption fees on the August 2015 2020 notes redemption	(18.7)
Pay-off in connection with the New Term Loan Facility	(414.6)
Transaction costs related to the offering of the 2023 notes and New Term Loan Facility	(19.3)
Borrowing on revolving credit facility to fund redemption fees related to the August 2015 2020 notes redemption	8.9

$370.0

(i)	Reflects the following changes to other assets as a result of the offering and sale of the 2023 notes, August 2015 2020 notes redemption and New Term Loan Facility:

($ in millions)
Deferred transaction costs related to the offering and sale of the 2023 notes and New Term Loan Facility	$19.4
Write off of deferred financing fees related to the August 2015 2020 notes redemption and the New Term Loan Facility	(7.5)

$11.9

(j)	Represents the following adjustments to current portion of debt and accrued expenses as a result of the offering and sale of the 2023 notes, August 2015 2020 notes redemption and New Term Loan Facility:

($ in millions)
Change in the current portion of debt related to the New Term Loan Facility	$1.2
Borrowing under our revolving credit facility to pay accrued interest on the August 2015 2020 notes redemption	9.3
Borrowing under our revolving credit facility to fund a portion of the redemption fees on the August 2015 2020 notes redemption	8.9

$19.4

(k)	Represents the following adjustments to long-term debt as a result of the offering and sale of the 2023 notes, August 2015 2020 notes redemption and New Term Loan Facility:

($ in millions)
New Term Loan Facility (net of current portion of debt of $6.5 million and discount of $3.2 million)	$640.3
Refinance in connection with the New Term Loan Facility (net of current portion of debt of $5.3 million)	(409.3)
Offering and sale of the 2023 notes	350.0
Redemption of the 2020 notes in August 2015	(183.0)
Write off of the net premium related to the August 2015 2020 notes redemption and the New Term Loan Facility	(5.3)

$392.7

(l)	Represents the following adjustments to accumulated deficit as a result of the offering and sale of the 2023 notes, August 2015 2020 notes redemption and New Term Loan Facility:

($ in millions)
Write off of the deferred financing fees related to the 2020 notes redeemed and the refinancing in connection with the New Term Loan Facility	$(7.5)
Reduction of the net premium related to the 2020 notes redeemed and the refinancing in connection with the New Term Loan Facility	5.3
Redemption fees on the August 2015 2020 notes redemption	(18.7)

$(20.9)

(m)	Represents $428.7 million net proceeds received in this offering, less $336.8 million used to purchase 13,750,000 outstanding LP Units from certain holders and the remaining proceeds used for the payment of the Deferred Purchase Obligation and repayment of borrowing under our revolving credit facility.
(n)	Pro forma adjustments reflect the effects of the tax receivable agreements on our condensed consolidated balance sheet as a result of Summit Materials, Inc.’s purchase of limited partnership units, or LP Units, from Summit Materials Holdings L.P., our direct subsidiary, and outstanding LP Units from certain holders, including affiliates of The Blackstone Group L.P. and certain of our directors and officers with the net proceeds from this offering. Pursuant to the tax receivable agreements, Summit Materials, Inc. will be required to make cash payments to our existing owners equal to 85% of the benefits, if any, that Summit Materials, Inc. is deemed to realize as a result of (i) these increases in tax basis and (ii) our utilization of certain net operating losses of the Investor Entities and certain other tax benefits related to entering into the tax receivable agreements, including tax benefits attributable to payments under the tax receivable agreements. Estimating the amount of payments that may be made under the tax receivable agreements is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The increases in tax basis as a result of an exchange, as well as the amount and timing of any payments under the tax receivable agreements, will vary depending upon a number of factors. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

As a result, as of the date of the purchase of the LP Units, on a cumulative basis, the net effect of accounting for income taxes and the tax receivable agreements on our financial statements will be a net increase in stockholders’ equity of $25.7 million. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreements have been estimated. A summary of the adjustments recorded is as follows:

•	we will record an increase of $179.2 million in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of 38.3%, which includes a provision for U.S. federal, state, and local income taxes;

•	we will record $153.5 million of liability for our obligations under the tax receivable agreements, which represents 85% of the estimated realizable tax benefit resulting from (i) the increase in tax basis in the intangible assets of Summit Holdings on the date of the offering and (ii) certain other tax benefits related to entering into the tax receivable agreements; and

•	we will record an increase to additional paid-in capital of $25.7 million, which is an amount equal to the difference between the increase in deferred tax assets and the increase in liability.

(o)	Reflects the repayment of borrowing under our revolving credit facility with the remaining proceeds of this offering, after the payment of the Deferred Purchase Obligation.
(p)	Adjustment to reflect the payment of the $80.0 million Deferred Purchase Obligation to be paid using a portion of the proceeds from this offering.
(q)	We estimate that we will incur offering expenses in connection with this offering of $1.1 million. As of March 28, 2015, we had not incurred any offering expenses; therefore, we recorded an adjustment to accrued liabilities to reflect the offering expenses we estimate to incur.
(r)	Represents $428.7 million of net proceeds received in this offering used to purchase limited partnership units, or LP Units, from Summit Materials Holdings L.P. and for payment of the $80.0 million Deferred Purchase Obligation.

Summit Materials, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Three Months Ended March 28, 2015

(Amounts in thousands, except share and per share amounts)

	Summit Materials, Inc.	Pre-acquisition results of Davenport Acquisition	Pro Forma Davenport Adjustments		Pro Forma Adjustments for April 2015 Partial 2020 Notes Redemption, Sale of the 2023 Notes and New Term Loan Facility Refinancing		Pro Forma Adjustments For the IPO		Pro Forma Adjustments For This Offering		Pro Forma Total
Revenue	$193,987	$11,301	$—		$—		$—		—		205,288
Cost of revenue	158,269	7,718	—		—		—		—		165,987
General and administrative expenses	67,234	2,779	—		—		(28,807	)(e)	—		41,206
Depreciation, depletion, amortization and accretion	26,126	1,807	1,084	(a)	—		—		—		29,017
Transaction costs	1,364	—	(1,022	)(b)	—		—		—		342

Operating (loss) income	(59,006)	(1,003)	(62)		—		28,807		—		(31,265)
Other expense, net	391	—	—		—		—		—		391
Loss on debt financings	799	—	—		—		—		—		799
Interest expense	24,109	—	—		(4,703	)(c)	—		—		19,406

(Loss) Income from continuing operations before taxes	(84,305)	(1,003)	(62)		4,703		28,807		—		(51,861)
Income tax benefit	(4,468)	(417)	—		(126	)(d)	—		—		(5,011)

Net (Loss) Income	(79,837)	(586)	(62)		4,829		28,807				(46,850)
Net loss attributable to noncontrolling interests	(69,686)	—	—		—		23,817	(f)	585	(g)	(45,285)

Net (loss) income attributable to Summit Materials	$(10,151)	$(586)	$(62)		$4,829		$4,990		$(585)		$(1,565)

Net loss per share of Class A common stock:
Basic	$(0.38)										$(0.04	)(h)
Diluted	$(0.39)										$(0.04	)(h)
Weighted average shares of Class A common stock:
Basic	26,584,738										44,084,738
Diluted	28,315,786										45,815,786

See accompanying notes to unaudited pro forma condensed consolidated statement of operations for the three months ended March 28, 2015.

(a)	Represents the additional depreciation expense related to the step up in fair value of fixed assets acquired in the Davenport Acquisition, calculated as follows:

($ in millions)
Estimated depreciation expense(1)	$2.9
Elimination of historical depreciation expense(2)	(1.8)

Depreciation expense adjustment	$1.1

(1)	Calculated using management’s estimated purchase accounting adjustments to property, plant and equipment, resulting in a total fair value of $301.0 million and weighted average useful lives of 25.9 years. As the purchase price allocation is in preliminary stages and the asset appraisal is not completed due to the recent timing of the acquisition, actual values may differ significantly from estimates made.
(2)	As reported in the Lafarge Target Business’ combined unaudited financial statements.

(b)	This adjustment is to eliminate transaction costs recognized during the three months ended March 28, 2015 in connection with the Davenport Acquisition, principally third party accounting, legal, valuation and financial advisory fees.
(c)	Represents the adjustment to interest expense from the redemption of $288.2 million in aggregate principal amount of 2020 notes and the offering and sale of the 2023 notes and New Term Loan Facility as follows:

($ in millions)
Estimated quarterly interest expense after the Davenport Acquisition(1)	$16.4
Elimination of historical interest expense(2)	(21.7)
Estimated incremental interest expense related to the amortization of new deferred financing fees and discount(3)	0.6

$(4.7)

(1)    This adjustment is to reflect the estimated quarterly interest expense from the New Term Loan Facility of $650.0 million (interest rate of 4.25%), the 2023 notes of $350.0 million (interest rate of 6.25%), and the estimated existing 2020 notes to remain outstanding of $153.8 million (interest rate of 10.5%).

(2)    Historical interest expense includes expense related to the historical $414.6 million term loans at approximately 5.1% interest ($5.3 million) and $625.0 million of 2020 notes at 10.5% interest ($16.4 million).

(3) The incremental amortization expense of deferred financing fees and original issue discount (premium) was calculated as follows:

($ in millions)
Estimated quarterly amortization of deferred financing fees after consummation of the Transactions	$0.7
Elimination of historical amortization of deferred financing fees	(0.8)
Estimated quarterly amortization of original issuance discount (premium) after consummation of the Transactions	0.1
Elimination of historical amortization of the net original issuance premium	$0.6

$0.6

(d)	The income tax benefit adjustment relates to the change in the debt balance in our C corporation subsidiaries as a result of the 2020 notes redemptions and the sale of the 2023 notes.
(e)	The IPO adjustments for the general and administrative expenses relate to the following:

($ in millions)
Termination of the transaction and management fee agreement with Blackstone Management Partners L.L.C(1)	$(14.8)
Removal of the non-recurring stock compensation modification charge(2)	(14.5)
Incremental stock compensation expense(2)	0.5

$(28.8)

(1)	Under the terms of a transaction and management fee agreement between Summit Holdings and Blackstone Management Partners (“BMP”), BMP provided monitoring, advisory and consulting services. Amounts incurred under the agreement between December 28, 2014 and March 17, 2015 totaled $1.0 million. In connection with the IPO, the transaction and management fee agreement with BMP was terminated on March 17, 2015 for a final non-recurring payment of approximately $13.8 million, resulting in approximately $14.8 million of costs recognized in the three months ended March 28, 2015.

(2)	In conjunction with the IPO, the LP interests of Summit Holdings were reclassified into a single new class of units, which we refer to as “LP Units.” In addition, in substitution for part of the economic benefit of certain classes of units that was not reflected in the conversion of such interests to LP Units, the Company issued warrants to purchase 160,333 shares of Class A common stock and options to purchase 4,358,842 shares of Class A common stock. The Company also granted 240,000 options to purchase shares of Class A common stock. In each case, the exercise price of warrants and options was $18.00 per share. In conjunction with these transactions, we recognized a $14.5 million charge in the three months ended March 27, 2015 and expect to incur incremental share-based compensation costs for the remaining unvested amounts. See “Executive and Director Compensation—Compensation Discussion and Analysis—Considerations Regarding 2014 NEO Compensation—Long-Term Incentives—Conversion of Class D Interests.”

(f)	Reflects an adjustment to record the 72.2%, or 69,007,297 of 95,592,035 total LP Units, of noncontrolling interests that partners of Summit Holdings (other than Summit Materials, Inc.) own in Summit Holdings after the IPO. This is calculated as the sum of the pro forma adjustments to net (loss) income multiplied by 72.2%.
(g)	Reflects an adjustment to record the 55.6% noncontrolling interests that partners of Summit Holdings (other than Summit Materials, Inc.) own in Summit Holdings after the offering. After this offering, 44,084,738 shares of Class A common stock will be outstanding and 55,257,297 LP Units will be held by limited partners of Summit Holdings (excluding Summit Materials, Inc.).
(h)	Basic net loss per share is calculated by dividing net income available to holders of Class A common stock by the weighted average Class A common stock outstanding during the three months ended March 28, 2015. Diluted net loss per share reflects the effect of the exchange of each of the issued and outstanding LP Units of Summit Holdings (including unvested LP Units, calculated using the treasury stock method), into Class A common stock outstanding as of the beginning of the year ended January 2, 2016. As the conversion of LP Units would result in a change in ownership percentage of 3.3%, we reflect this change in noncontrolling interest in our calculation. Certain stock options are based on performance conditions that have not been met and are therefore not included as dilutive shares.

Summit Materials, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended December 27, 2014

(Amounts in thousands, except share and per share amounts)

	Summit Materials, Inc.	Pre-acquisition results of Davenport Acquisition	Pro Forma Davenport Adjustments		Pro Forma Adjustments for April 2015 Partial 2020 Notes Redemption, Sale of the 2023 Notes and New Term Loan Facility Refinancing		Pro Forma Adjustments For the IPO		Pro Forma Adjustments For This Offering		Pro Forma Total
Revenue	$1,204,231	$113,680	$—		$—		$—		—		1,317,911
Cost of revenue	887,160	67,155	—		—		—		—		954,315
General and administrative expenses	150,732	16,049	—		—		(1,245	)(e)	—		165,536
Depreciation, depletion, amortization and accretion	87,826	7,200	4,409	(a)	—		—		—		99,435
Transaction costs	8,554		(50	)(b)	—		—		—		8,504

Operating income (loss)	69,959	23,276	(4,359)		—		1,245		—		90,121
Other (income) loss, net	(3,447)	179	—		—		—		—		(3,268)
Interest expense	86,742	—	—		(9,385	)(c)	—		—		77,357

(Loss) Income from continuing operations before taxes	(13,336)	23,097	(4,359)		9,385		1,245		—		16,032
Income tax (benefit) expense	(6,983)	7,798	—		(17	)(d)	—		—		798

Net (loss) income from continuing operations	(6,353)	15,299	(4,359)		9,402		1,245		—		15,233
Income from discontinued operations	(71)	—	—		—		—		—		(71)

Net (loss) income	(6,282)	15,299	(4,359)		9,402		1,245		—		15,304
Net income attributable to noncontrolling interests	2,495	—	—		—		11,049	(f)	(2,537	)(g)	11,007

Net (loss) income attributable to Summit Materials	$(8,777)	$15,299	$(4,359)		$9,402		$(9,804)		$2,537		$4,297

Net income per share of Class A common stock:
Basic											$0.10	(h)
Diluted											$0.10	(h)
Weighted average shares of Class A common stock:
Basic											44,084,738
Diluted											44,500,840

See accompanying notes to unaudited pro forma condensed consolidated statement of operations for the year ended December 27, 2014.

(a)	The depreciation expense adjustment relates to the step up in fair value of fixed assets acquired in the Davenport Acquisition. A summary of the effects of the adjustment to depreciation expense for the year ended December 27, 2014 is as follows:

($ in millions)
Estimated depreciation expense(1)	$11.6
Elimination of historical depreciation expense(2)	(7.2)

Depreciation expense adjustment	$4.4

(1)	Calculated using management’s estimated purchase accounting adjustments to property, plant and equipment, resulting in a total fair value of $301.0 million and weighted average useful lives of 25.9 years. As the asset appraisals have not been completed and the purchase price allocation is in preliminary stages due to the recent timing of the acquisition, actual values may differ significantly from estimates made.
(2)	As reported in the Lafarge Target Business’ audited financial statements.

(b)	This adjustment is to eliminate transaction costs recognized during the year ended December 27, 2014 in connection with the Davenport Acquisition, principally third party accounting, legal, valuation and financial advisory fees.
(c)	A summary of the effects of the adjustment to interest expense for the year ended December 27, 2014 is as follows:

($ in millions)
Estimated annual interest expense after the Davenport Acquisition(1)	$65.6
Elimination of historical interest expense(2)	(76.8)
Estimated incremental interest expense related to the amortization of new deferred financing fees and discount(3)	1.7

$(9.4)

(1)	This adjustment is to reflect the estimated quarterly interest expense from the New Term Loan Facility of $650.0 million (interest rate of 4.25%), the 2023 notes of $350.0 million (interest rate of 6.25%), and the estimated existing 2020 notes to remain outstanding of $153.8 million (interest rate of 10.5%).
(2)	Historical interest expense includes expense related to the historical term loans that had an average balance during 2014 of approximately $417.5 million at approximately 5.0% interest ($20.8 million), $250.0 million of 2020 notes at 10.5% interest outstanding for twelve months in 2014 ($26.3 million), $260.0 million of 2020 notes at 10.5% interest outstanding for approximately 11 1⁄2 months in 2014 ($26.2 million) and $115.0 million of 2020 notes at 10.5% interest outstanding for approximately three and a half months in 2014 ($3.5 million).
(3)	The incremental amortization expense of deferred financing fees and original issuance discount (premium) was calculated as follows:

($ in millions)
Estimated annual amortization of deferred financing fees after consummation of the Transaction	$2.6
Elimination of historical amortization of deferred financing fees	(2.8)
Estimated annual amortization of original issuance discount (premium) after consummation of the Transactions	0.5
Elimination of historical amortization of net original issuance premium	$1.4

$1.7

(d)	The income tax benefit adjustment relates to the change in the debt balance in our C corporation subsidiaries as a result of the 2020 notes redemptions and the sale of the 2023 notes.

(e)	The IPO adjustments for the general and administrative expenses relate to the following:

($ in millions)
Termination of the transaction and management fee agreement with Blackstone Management Partners L.L.C (1)	$(4.9)
Incremental stock compensation expense (2)	3.7

$(1.2)

(1)	In connection with the formation of Summit Holdings, Summit Holdings entered into a transaction and management fee agreement with Blackstone Management Partners L.L.C. to provide monitoring, advisory and consulting services. This is the expenses associated with this agreement that ended with the IPO.
(2)	In conjunction with the IPO, the LP interests of Summit Holdings were reclassified into a single new class of units, which we refer to as “LP Units.” In addition, in substitution for part of the economic benefit of certain classes of units that was not reflected in the conversion of such interests to LP Units, the Company issued warrants to purchase 160,333 shares of Class A common stock and options to purchase 4,358,842 shares of Class A common stock. The Company also granted 240,000 options to purchase shares of Class A common stock. In each case, the exercise price of warrants and options was $18.00 per share. As a result of these transactions, we expect to incur incremental share-based compensation costs for the remaining unvested amounts. See “Executive and Director Compensation—Compensation Discussion and Analysis—Considerations Regarding 2014 NEO Compensation—Long-Term Incentives—Conversion of Class D Interests.”

(f)	Reflects an adjustment to record the 72.2%, or 69,007,297 of 95,592,035 total LP Units, of noncontrolling interests that partners of Summit Holdings (other than Summit Materials, Inc.) own in Summit Holdings after the IPO. This is calculated as the sum of the pro forma adjustments to net (loss) income plus historical net loss multiplied by 72.2%.
(g)	Reflects an adjustment to record the 55.6% noncontrolling interests that partners of Summit Holdings (other than Summit Materials, Inc.) own in Summit Holdings after the offering. After this offering, 44,084,738 shares of Class A common stock will be outstanding and 55,257,297 LP Units will be held by limited partners of Summit Holdings (excluding Summit Materials, Inc.).
(h)	Basic net income per share is calculated by dividing net income available to holders of Class A common stock by the weighted average Class A common stock outstanding during the year ended December 27, 2014. Diluted net income per share reflects the effect of the exchange of each of the issued and outstanding LP Units of Summit Holdings (including unvested LP Units, calculated using the treasury stock method) into Class A common stock outstanding as of the later of the beginning of the year ended December 27, 2014 or their date of issuance. As the conversion of LP Units would result in a change in ownership percentage of 1.1%, we reflect this change in noncontrolling interest in our calculation. Certain stock options are based on performance conditions that have not been met and are therefore not included as dilutive shares.

Annex B

[FORM OF OPINION OF SIMPSON THACHER & BARTLETT LLP]

Draft

[            ], 2015

Summit Materials, Inc.

1550 Wynkoop Street, 3rd Floor

Denver, Colorado 80202

Ladies and Gentlemen:

We have acted as counsel to Summit Materials, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (File No. 333-205561) (as amended, the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance and sale by the Company of up to an aggregate of [            ] shares of Class A common stock, par value $0.01 per share (“Common Stock”) (together with any additional shares of Common Stock that may be issued and sold by the Company pursuant to Rule 462(b) (as prescribed by the Commission pursuant to the Act) in connection with the offering described in the Registration Statement, the “Shares”).

We have examined the Registration Statement. We also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

SUMMIT MATERIALS, INC.	-2-	[ ], 2015

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that (i) when the Pricing Committee of the Board of Directors of the Company (the “Pricing Committee”) has determined the specific price for the sale of the Shares and (ii) upon payment and delivery in accordance with the applicable definitive underwriting agreement approved by the Board of Directors of the Company, the Company Shares will be validly issued, fully paid and nonassessable.

We do not express any opinion herein concerning any law other than the Delaware General Corporation Law.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus included in the Registration Statement.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP